INVESTMENT MANAGEMENT

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January 12, 2023	(d)(4)(iii)
Voya Separate Portfolios Trust
7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258-2034
Re: Expense Limitations
Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Separate Portfolios Trust ("VSPT"), on behalf of Voya Target In-Retirement Fund, Voya Target Retirement 2025 Fund, Voya Target Retirement 2030 Fund, Voya Target Retirement 2035 Fund, Voya Target Retirement 2040 Fund, Voya Target Retirement 2045 Fund, Voya Target Retirement 2050 Fund, Voya Target Retirement 2055 Fund, Voya Target Retirement 2060 Fund, and Voya Target Retirement 2065 Fund (collectively, the "Target Retirement Fund Suite"), intending to be legally bound hereby, VIL, the investment manager to the Target Retirement Fund Suite, agrees that, from January 12, 2023 through October 1, 2024, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Target Retirement Fund Suite shall be as follows:

Name of Fund	Maximum Operating Expense Limit
	(as a percentage of average net assets)

		Share Classes
	A	I	R	R6
Voya Target In-Retirement Fund	0.58%	0.23%	0.83%	0.22%
Voya Target Retirement 2025 Fund	0.52%	0.32%	0.77%	0.23%
Voya Target Retirement 2030 Fund	0.53%	0.28%	0.78%	0.24%
Voya Target Retirement 2035 Fund	0.55%	0.25%	0.80%	0.24%
Voya Target Retirement 2040 Fund	0.58%	0.29%	0.83%	0.25%
Voya Target Retirement 2045 Fund	0.61%	0.25%	0.86%	0.25%
Voya Target Retirement 2050 Fund	0.60%	0.28%	0.85%	0.25%
Voya Target Retirement 2055 Fund	0.65%	0.30%	0.90%	0.25%
Voya Target Retirement 2060 Fund	0.65%	0.25%	0.90%	0.25%
Voya Target Retirement 2065 Fund	0.52%	0.29%	0.77%	0.25%

We are willing to be bound by this letter agreement to lower our fees for the period from January 12, 2023 through October 1, 2024. The method of computation to determine the amount

January 12, 2023

of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that

(1)it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VSPT.

Very sincerely,
By:	/s/ Todd Modic	______
Name:	Todd Modic
Title:	Senior Vice President
Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Partners, Inc.

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized